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FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

SLINGSHOT USA, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1209 Orange street, Wilmington, DE	90067
(Address of principal executive offices)	(Zip code)

(650) 704-3521

(Registrant’s telephone number, including area code)

IRS Employer Identification No. 87-3004954

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

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In this Semi-Annual Report, references to “Slingshot,” “we,” “us,” “our,” or the “Company” mean Slingshot USA, LLC.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, include forward-looking statements that involve risks and uncertainties.

Overview

Slingshot USA, LLC (the “Company”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is partly co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot USA, LLC, is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for many startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie and the Young DAVID series are released and generate revenue. The Young DAVID series will be released monthly from November 2023 to March 2024. We currently estimate the movie will be released in August 2025, and the total running cost till then amounts to $61.5 million. The Company has raised funding of $45.4 million, which includes $3 million under a signed expression of interest. The Company also has a binding subscription agreement to call up to $10.6 million1 from Slingshot Productions Limited. To cover the entire $61.6 million Running cost, the Company must find funding for the remaining $4.9 million. The live funding update via Regulation A+ is visible at www.thedavidmovie.com.

Once the Company starts earning revenue from the movie, it can cover the Running cost going forward.

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1 The Company intends to not call up the $10.6 million subscription agreement, but raise this funding through Reg A+ Crowdfunding, if possible.

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Interim Operating Results (June 30, 2023 “Q2 2023” compared to June 30, 2022 (“Q2 2022”)

Financial Performance:

The Company is still producing Young DAVID and DAVID, but launched merchandising via the Angel Studios online store, which along with Pay-it-forward (PIF) generated revenue of $155k. We do anticipate other revenue streams to start flowing in and we are optimistic that sales will grow as we approach the launch of Young DAVID and ultimately DAVID.

Our advertising expenses decreased to $148k in Q2 2023, compared to $262k in Q2 2022. This expense is directly linked to our crowdfunding campaigns. We have purposely spent less until the release of Young DAVID, at which time we will again start spending more to monetize the Young DAVID series and create awareness of the DAVID movie.

Subsequent to Q2 2022, we have taken out insurance coverage standard for the industry, amounting to $10k up to Q2 2023.

The first in-person summit was held during Q2 2023 in Los Angeles where management from the Company met with our production and distribution partners, Sunrise Animation Studios and Angel Studios, to fine tune our strategic plans for Young DAVID and DAVID.

Professional fees increased to $320k in Q2 2023 from $278k in Q2 2022. The increase is due to increased operational activities requiring more legal and other services.

Our operating loss before tax was $429k in Q2 2023, down from $541k in Q2 2022. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the Young DAVID series is released in September 2023 and ultimately the DAVID movie release in 2025.

We had a net loss of $430k in Q2 2023, whereas we recorded a loss of $542k in Q2 2022.

Interim Financial Position (June 30, 2023 “Q2 2023” compared to December 31, 2022 (“Q4 2022”):

Our Company had cash and cash equivalents of $2,658k at Q2 2023, a slight improvement from $2,345k at Q4 2022, which is expected since the Company has had successful Crowdfunding campaigns. At Q2 2023 $4,991k was receivable from the holding company, Slingshot Productions Limited, pursuant to a subscription agreement. The full amount was received after Q2 2023.

Our accounts receivable decreased to $155k at Q2 2023 from $700k at Q4 2022, which mainly relates to certain rights associated with the Young DAVID series that we sold to a distributor, payable over an agreed period and paid in full prior to June 30, 2023.

Our current assets increased from $3,580k at Q4 2022 to $7,830k at Q2 2023, mainly due to the cash inflow and receivable from our Crowdfunding campaigns.

Our non-current assets increased to $28,954k at Q2 2023 from $22,454k at Q4 2022. The increase was attributable to the capitalization of the DAVID movie production costs. Our total assets increased to $36,784k at Q2 2023 from $26,034k at Q$ 2022.

Our trade and other payables increased to $112k at Q2 2023 from $36k at Q4 2022. The main reason for the increase is an amount payable to Dalmore Group for broker services. Accounts payables to a related party decreased to $27k in Q2 2023 from $712k in Q4 2022, which is related to the production of the Young DAVID series. Accounts payable to the parent company decreased to $76k at Q2 2023 from $194k at Q4 2022. Our short-term loan decreased to $148k in Q2 2023 from $897k in Q4 2022, which relates to an interest free loan for the Crowdfunding advertising. Our current liabilities decreased to $364k at Q2 2023 from $1,839k at Q2 2022.

Our preferred and common units and warrants increased to $39,410k in Q2 2023 from $26,754k in Q4 2022 due to proceeds from the Regulation A+ crowdfunding campaign in 2023. Our accumulated deficit rose to $2,989k in Q2 2023 from $2,559k in Q4 2022. Our total members' equity increased to $36,420k in Q2 2023 from $24,194k in Q4 2022. Our total liabilities and members' equity increased to $36,784k in Q2 2023 from $26,034k in Q4 2022.

Overall, our Company's financial position improved during the six months ended June 20 2023, mainly driven by the proceeds received from the Regulation A+ crowdfunding campaign and the capitalization of production costs for the Young DAVID series and the DAVID movie. We anticipate sales will increase during the latter part of 2023 and early 2024, with the release of the Young DAVID series. We remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

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MANAGEMENT EVALUATION OF OPERATING RESULTS

At this stage, there are three key drivers for the Company: (i) the Young DAVID series and DAVID film production schedule, (ii) raising a total of $61.5m funding to enable the completion of the DAVID movie, and (iii) to finalize our monetization strategy and signing key partners to facilitate execution thereof.

We are delighted with our progress on these drivers – the production schedule is on track as originally planned; the speed of raising the required funding has enabled us to focus on operations, which in turn has enabled us to identify key partners in many areas.

We believe that our Regulation A+ is the biggest crowd funded offering in history within the entertainment sector, ever.

Since commencing the DAVID project, we required $61 million funding. At the end of March 2023, $39.8 million was funded through private investments and Regulation CF, D, and A+. The JOBS Act has created an opportunity for us to build a new type of company with the viewers able to invest in a project that they believe in, and for this reason, we prefer that the Crowd investment grow as much as possible.

We have interest in funding that management believes will be closed out within the next few months, however it is not certain that it will come to fruition. The Company has a subscription agreement to call up to $10.6 million Preferred Unit from Slingshot Productions Limited. We prefer to raise the $10.6 million via Regulation A+ funding (or other investments), and we have the option to call the subscription agreement if we are not able to raise the $10.6 million via Regulation A+ funding or other investments. We believe we will receive this by the end of 2023, although no assurance can be provided.

Key Performance Metrics

As a startup, our primary focus is the success of DAVID. We consider three primary metrics when evaluating projects and initiatives.

Funding - At Slingshot USA, we understand that securing the necessary funding is crucial to the success of the DAVID movie. Building and expanding our community is key to achieving our long-term goals. Here are some of the key performance metrics for our funding:

-	Crowdfunding Success: Our recent Reg CF crowdfunding campaign and Regulation A+ crowdfunding raised an amount we believe is record-breaking in the entertainment industry, demonstrating our community's strength and growth potential. We plan to leverage this success to build our community further and generate interest in our movie.
-	Angel Partnership: Our partnership with Angel Studios has the potential to amplify our community further and increase our following once the movie is ready for release. We are excited about the opportunities this collaboration may provide and the potential for continued growth.
-	Funding Status: We are pleased with our progress in securing funding for the project. The production budget is almost entirely funded, and we have secured a bridge funding to cover any remaining expenses. However, we remain committed to obtaining more crowdfunding to increase our following and community engagement.

The total funding required to complete the Young DAVID series and DAVID feature film is $60.9 million. Our Regulation A+ raising can be viewed at www.thedavidmovie.com. At the date of publishing this document, $45.4 million has been raised, which includes $3 million under a signed expression of interest. The Company requires an additional $15.5 million to be fully funded. The Company has an option to accept a $10.6m Preferred Unit investment from its holding company, but would prefer to instead to fund the $10.6m through crowdfunding.

The distributor, Angel Studios, will raise post-production marketing of the DAVID movie, which could amount to $26 million, or more, depending on the success of the film.

 Production – we understand that producing a top-quality movie is essential to our success. Here are some key performance metrics for our production:

-	Timeline: We are pleased to report that our timeline for production milestones is on track. Despite facing unexpected challenges along the way, our team has demonstrated their expertise and dedication to the project. We are confident that we will remain on target for production completion.
-	Quality Assurance: We take great pride in the quality of our work and are committed to maintaining the highest standards throughout production. While we have not had many screenings at this stage, early feedback from those who have seen the production work has been positive. We will continue to monitor this quality assurance metric through ratings from test screenings, critical reviews, and audience feedback, among others.

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-	Budget: We are closely tracking our production budget and have adjusted to ensure we can maintain our high standards while meeting our target timelines. Being efficient with our resources will allow us to speed up production and bring the movie to audiences as soon as possible.

Slingshot appointed Sunrise Animation Studios to produce DAVID. We believe that the production team for DAVID is the most exceptional group of animation filmmakers ever assembled by an independent studio. Over 170 industry professionals from 17 countries are working on the movie, including senior contributors to many of the most significant movies of the last twenty years. Below are just a few incredible people we're privileged to work with.

Nathan Stanton – Head of Story

Throughout his 20-year career at Pixar, Nathan was involved in many of the most loved animated movies in recent history, including Nemo, Monsters Inc., Incredibles 2, Brave, A Bug's Life, and Luca.

Borja Montoro – Character Design

Known for his character design work in Moana and Zootopia and many more, Borja is a 25-year veteran of the animation industry. He spent seven years with Walt Disney Studios, working on projects like Hercules, Tarzan, and The Emperor's New Groove. Montoro has also worked on SPA Studios, Sony Pictures, DreamWorks, and Paramount productions.

Steve Pegram – Producer

Steve is a BAFTA-winning producer whose extensive resume includes titles like The Road to El Dorado, Angry Birds, Flushed Away, and Arthur Christmas.

David Walvoord - Director of Photography

David is heading up our cinematography, and his incredible experience across some of the biggest movies in history is a massive asset to the DAVID team. He is best known for his work on Star Trek: Insurrection, How to Train Your Dragon, Fight Club, and Kung Fu Panda.

Jason Halbert – Executive Director - Music

Jason is a Grammy-winning songwriter, music producer, and director who has worked with some of the biggest names in Christian and secular music. His career began as a 19-year-old when he played keyboards for DC Talk. He went on to found Sonic Flood, toured with the Jonas Brothers, and has been Kelly Clarkson's producer for the past decade and, produced the Kelly Clarkson Show.

Jonas Myrin – Song Writer

Jonas has written music for artists including Celine Dion, Barbra Streisand, Andrea Bocelli, The Pussycat Dolls, and Idina Menzel. He was awarded the Grammy for Best Contemporary Christian Song for 10,000 Reasons, written with Matt Redman.

Phil Cunningham – Executive Producer, Director and Writer

Phil’s passion for storytelling was ignited and fueled as a young boy growing up in the wild frontier of Zimbabwe, where day-to-day life was often interspersed with larger-than-life characters and fantastic stories. Phil is a serial entrepreneur, a visionary, a storyteller, and, most of all, a man of Faith. The story of David has been the driving passion behind Phil's journey into film because of the incredible glimpses of God's nature woven into David's extraordinary story. Over the last two decades, Phil has built Sunrise Animation Studios in Cape Town, South Africa. Phil is also an Executive Manager of Slingshot.

Brent Dawes – Director and Writer

Brent Dawes is co-director and writer on DAVID. Before the DAVID movie, Brent spent over two decades as the Creative Lead at Sunrise Animation Studios, where (among many other projects) he created the Jungle Beat series and directed Jungle Beat: The Movie, which Netflix acquired in 2021, where it ranked in the Top 10 movies across all genres for three weeks.

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Monetization and Key Partners - Finally, the project's success will depend on the monetization strategy used to maximize revenue potential with key partners. The key performance metrics for distribution will include the following:

-	Distribution channels used (e.g., theatrical release, online streaming, DVD sales, etc.);
-	Revenue generated from each distribution channel;
-	Number of countries where the movie is released and the revenue generated in each market; and
-	Marketing and promotion metrics include the number of trailers viewed, social media engagement, and press coverage.
-	Developing key partnerships to deliver the broad spectrum of revenue lines

Key Partners

Angel Studios

DAVID will be distributed globally by Angel Studios - the distributors of the successful series “The Chosen”, “His Only Son” and most recently the successful “Sound of Freedom”.

In 2021 alone, The Chosen earned more than $80 million in revenue, which is extraordinary for a Faith series and even more incredible when one considers the groundbreaking "pay-it-forward" model pioneered by Angel.

Sound of Freedom was Angel’s second foray into cinema distribution after the success of His Only Son and has grossed over $180 million at the Box Office in the US alone (with the international release being imminent at the time of writing). Angel's ability to galvanize the support of the faith audience and see faith content break into the mainstream is due to its innovative distribution approach. We believe this makes them the perfect distribution partner for DAVID.

Angel expects to release DAVID on over 4,000 screens in the US alone and to achieve a major release in every significant market. Of all film genres, it appears that animated feature films often enjoy significant commercial success, with their ability to draw an entire family audience, re-watchability, and potential for multiple ancillary revenue streams.

Our intention is for DAVID to meet the need of Christian people worldwide who know and love the story of David. Outside of this faith community, we believe that David's story has the drama, adventure, and courage to draw and delight a mainstream audience far beyond the reach of most faith films.

Our distribution agreement with Angel provides a marketing budget of up to 50% of our production expenditure. This is a healthy budget for an independent film. However, compared with the marketing spend of significant studios like Pixar and Disney, we recognize that the success of David will rely on a "slingshot" strategy. Angel's recent distribution of Sound of Freedom is an excellent current reference for how this strategy can succeed.

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Our unique approach to a successful cinema release includes four key pillars:

1.	Building a Community. A significant portion of DAVID's production budget has been raised via crowdfunding, and our community of fans, friends, and followers is large and growing constantly. We will continue growing this community until our planned release date in the Summer of 2025.

2.	Engaging the Faith Community. Our initial "crowd" behind David will be just a tiny subset of nearly 2.5 billion Christians worldwide, representing a massive global audience of families who already know and love the story of David. While we are making David for a diverse, international audience, we recognize that the Faith community is very likely where our "snowball" will start. Making a movie that authentically honors the biblical text is our passion and priority, and we believe that the Faith community will be delighted by David's quality, entertainment, and spiritual depth.

3.	Release of the Young DAVID series. This will precede the release of DAVID, and it will also be a tool in building awareness ahead of the release of DAVID. The Young DAVID episodes will be critical assets in driving pre-sales of DAVID movie tickets. Young DAVID will be released exclusively by Minno Kids and Angel Studios and is expected to occur between November 2023 and March 2024.

4.	Global Theatrical Release Strategy. Angel Studios has developed a highly innovative and effective approach to marketing a theatrical release that will be refined and adapted for DAVID. Part of Angel Studios' success with Sound of Freedom was their groundbreaking approach to pre-selling tickets and allowing fans to "Pay-it-Forward" (pre-purchase tickets for fans who could not normally afford a movie outing). With this experience, we plan to start marketing pre-sales of movie tickets for DAVID as early as August of 2024. Our goal is to leverage an extended period of time and these strategies to build awareness that major studios typically spend over a hundred million dollars to achieve.

The revenue share agreement incorporates all revenue from DAVID and residual Young DAVID revenue - see Minno section below. The key terms of the revenue share per the Angel distribution agreement are:

•	From the first dollar earned, 9% will be paid to the Companies Torch Creation Fund; Angel will hold 6%[2] to cover Operational and Development (“O&D”) costs. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor (“OCC”) is reached (see below).
•	The Torch Creation Fund will be used to embark on developing future faith-based inspirational properties for the benefit of all Company unit-holders.
•	The remaining 85% of the revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses incurred by Angel.
•	After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.
•	After that, the Opportunity Cost Corridor will commence (and the O&D Fee and Torch Creation Fee will cease). During the OCC, Angel[3] will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the corridor.
•	Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, except for revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus a further Bonus of approximately 10%, but may be higher or lower, subject to the performance of the content on the App.

Minno

The Company signed a distribution agreement (4) with Angel Studios and Winsome Truth, Inc. (dba “Minno”) to distribute the Young DAVID series along with Angel Studios. The key terms of the revenue share per the distribution agreement are:

•	The first $3,000,000 Young David Net Revenue will be distributed to Minno up July 31, 2024.

•	In the event that the Young David Net Revenue exceeds $3,000,000 and while the Creator is not at a Fully Funded Level, the Young David Net Revenue shall be allocated to the Company up to July 31, 2024.

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2 Angel to pay 5% of receipts to Minno as part of the agreement.

3 Angel to pay 5% of receipts to Minno as part of the agreement.

4 The Minno distribution agreement is currently being amended to incorporate their services into the Angel Distribution Agreement.

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•	Thereafter, the Young David Net Revenue will form part of Gross Angel Licensing Revenues (referred to as Young DAVID residual revenue – see Angel Studios section above), which revenue share treatment will be as defined in the Angel Agreement, which will now allow Minno to receive five percent (5%) of Angel’s share of Net Revenues.

Sunrise Animation Studios

The Company has a Production Service Agreement for the creative work and production of the Young DAVID series and DAVID feature film with a studio based in Cape Town, South Africa. Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios (“Sunrise”) is a full-service animation studio that has worked with major global brands and produced multiple original animated TV series and feature films.

A2G Group

The Company has a service-level agreement with A2G Managers Limited and Slingshot Productions Limited, affiliated with the A2G Group of companies. This agreement encompasses a range of routine management and administrative services, including operational support, legal assistance, accounting services, administrative support, and compliance services.

We currently foresee and are actively pursuing the following revenue lines:

i.	Theatrical Box Office

The Company’s vision for DAVID is to become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience.

The best-case scenario assumes a highly successful, global theatrical release of the DAVID movie, in addition to several ancillary revenue streams that we believe are possible from the DAVID property, as well as additional faith-based series developed from the "Torch Creation Fund," to the benefit of all unit-holders.

ii.	Licensing and Merchandise (L&M)

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated properties. As a reference, Toy Story and Cars have each generated $10 billion in gross revenue from L&M to date, and Frozen generated over $5 billion in L&M gross in 2014.

We believe DAVID has vast merchandise potential.

Our strategy for DAVID is to release the five Young DAVID animated shorts from November 2023 to March 2024 as a prequel to the DAVID feature scheduled for release in 2025. This lays the foundation to continue creating further seasons of Young DAVID content for years after the feature, which is strategic in maintaining licensing activities and product retail beyond the initial feature film release.

While L&M opportunities are expected to increase in 2025 with the launch of DAVID, we have already launched an initial range of merchandise through the Angel app and online store. One unique opportunity the crowdfunding and community-building model offers is the ability to build a merchandise range and business while still making the Movie.

We have already designed more plush toys, puzzles, kids' apparel, journals, books, and many other functional and inspirational products for teenagers and adults that will be launched later.

iii.	Home Entertainment

As a reference, Minions (2015) has earned $125 million in DVD/Blu-Ray sales to date, with sales continuing into 2022. We estimate TV/Streaming revenue at 5% of box-office gross, with a successful theatrical release generally creating a strong appetite and competition for TV/Streaming rights – although no assurance can be given.

We have explored revenue potential from music publishing, broadcasting, and streaming the Young DAVID series. The five episodes of the Young DAVID series will be released monthly from November 2023 to March 2024 on the Angel network and Minno Kids.

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iv.	Future Properties and Revenue Streams

David Torch Fund: 9% of DAVID and Young DAVID net revenue, capped at $6.5 million, will be used to develop new future faith-animated content. This future content will be for-profit projects, and Slingshot Production Unit Holders will share proportionally.

Our desire (although no assurance can be given) is to produce two further seasons of Young DAVID (after which we assume ongoing seasons can be financed from profits), as well as developing two brand new series properties and producing the first two seasons of each. We aspire for animation feature films about Esther and other biblical figures.

v.	Other Commercial Opportunities Under Exploration

A successful release of DAVID and the Young DAVID series will open new avenues of opportunity. Two possible opportunities already under exploration are a DAVID Immersive Experience and a DAVID Musical Theater production.

DAVID Immersive: Walt Disney pioneered themed physical experiences, but the advance of projection mapping, augmented reality (“AR”), virtual reality (“VR”), and other technology has catalyzed a proliferation of immersive experiences, from Van Gogh's art experiences to movies and TV shows. The Immersive Van Gogh Experience had generated over $ 250 million in ticket sales by the start of 2022.

DAVID Musical: The Lion King musical stage show is Disney's single largest revenue generator, with over $8 billion in revenue to date, and still going strong. DAVID is a musical animated movie that has potential for a stage adaptation.

Slingshot USA’s Projects

The Company classifies projects to fall into one of three stages:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to secure a release.

Projects

Slingshot USA defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we do not expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of September 2023, Slingshot USA has the following Completed Projects:

DAVID demo

As executive producers and equity investors in this feature film, Slingshot USA, LLC have the potential to earn revenue based on all revenue sources associated with the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

As of March 2023, Slingshot USA has the following Active Projects:

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DAVID

a)

DAVID Synopsis:

David is the youngest of eight sons and right at the bottom of his own family’s pecking order when he discovers a destiny far greater than he had ever dreamed. From caring for his father’s sheep in remote fields, he suddenly finds himself in the king’s palace on a collision course with two hostile armies, a giant enemy warrior, and his own King, Saul. One of history’s most loved and best-known stories is coming to the big screen as a major animated feature film to ignite a new courageous generation of giant-slayers.

b)

Inspiration

David is one of the most inspiring characters in human history. Warrior, poet, shepherd, and king, David’s life is one of incredible color and energy. It’s the ultimate underdog story.

It's about much more than a shepherd boy who took on a giant. It’s a story that can inspire a generation to live more courageously and love more generously. Not only is David's life one of the most compelling stories of human history, but it's also a story that points to God in a way that challenges the image many have of an austere, unapproachable, and distant deity.

Young DAVID series

The release of the Young DAVID series will precede the release of DAVID. Young DAVID is a 5-episode series exploring David's youth shortly before Samuel anoints him as the next King of Israel.

Our initial five Young DAVID episodes are titled Warrior, Shepherd, Poet, Worshiper, and King, each exploring one facet of David's character as revealed in the biblical text. Young DAVID will be released exclusively by Minno Kids and Angel Studios between November 2023 and March 2024. Minno is a co-producer on Young DAVID. Young DAVID is also a key strategic element of the release strategy for the DAVID movie, creating awareness and marketing for the feature film. As of September 2023, the production of Warrior and King have been completed.

LIQUIDITY AND CAPITAL RESOURCES

Slingshot USA, LLC is a relatively new company that has required significant funding to get its operations off the ground. The Company's group holding companies, A2G Group of companies through Slingshot Productions Limited, has already invested $30.6 million in the project and also a binding subscription agreement to call up to $10.6 million. Regulation CF and D raised $5.2 million and $1.4 million, respectively. The Company has a $3 million Preferred Unit signed expression of interest, in total, from Minno and Angel Studios. The total funding amounts to $56 million, with only an additional $5.5 million required through Crowdfunding or private investment to fully fund the Company up to the projected release of DAVID.

From a liquidity perspective, the Company has adequate funding to cover its operational and funding marketing expenses up until September 2024. The Company has not yet generated significant revenue, and is expected to earn revenue subsequent to September 2023, when the Young DAVID series is released. Depending on the success of Young DAVID, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue from the DAVID movie release.

From a capital resources perspective, the Company has a binding subscription agreement to call up to $10.6 million Preferred Unit from Slingshot Productions Limited, which provides it with some financial flexibility to bridge the gap between funding and the $61 million required.

Overall, while the Company appears to have adequate funding to cover its current expenses, it may require additional funding to cover any unforeseen expenses that may arise. The Company's ability to generate revenue from the DAVID movie in August 2025 will be critical in determining its long-term liquidity and capital resources.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we will cease to be an "emerging growth company" as of the following December 31.

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If we do not become a public reporting company under the Exchange Act for any reason, we will be required to report publicly on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include but are not limited to, being required to file only annual and semiannual reports rather than yearly and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

Item 2: Interim Financial Statements

Slingshot USA, LLC

A Delaware Limited Liability Company

Unaudited Interim Financial Statements

June 30, 2023

11

Slingshot USA, LLC

TABLE OF CONTENTS

Page

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT	F-1

INTERIM FINANCIAL STATEMENTS - JUNE 30, 2023 (unaudited)

Interim Balance Sheets	F-2

Interim Statements of Operations	F-3

Interim Statements of Changes in Members’ Equity	F-4

Interim Statements of Cash Flows	F-5

Notes to Interim Financial Statements	F-6 – F-13

12

To Management and Members of Slingshot USA, LLC

We have reviewed the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of June 30, 2023 and December 31, 2022, and the related statements of operations, changes in members’ equity, and cash flows for the six months ended June 30, 2023 and 2022, and the related notes to financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants’ Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants’ Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with US GAAP.

Report on 2022 Financial Statements

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheets of the Company as of December 31, 2022 and 2021, and the related statements of operations, changes in members’ equity, and cash flows for the years ended December 31, 2022 and 2021 (not presented herein); and in our report dated April 28, 2023, we expressed an unmodified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2022, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

September 28, 2023

F-1

Slingshot USA, LLC
Interim Balance Sheets
As of June 30, 2023, and December 31, 2022 (unaudited)

	Notes	As of June 30, 2023 (unaudited)	As of December 31, 2022 (audited)
ASSETS
Current assets:
Cash	3	$2,658,081	$2,345,593
Accounts receivable		155,840	700,000
Subscription receivable from holding company	3	4,991,963	-
Subscription receivable	3	-	500,000
Prepaid expenses and other		24,247	34,411
Total current assets		7,830,131	3,580,004

Non-current assets:
Investments in production, net	6	28,954,248	22,454,248
Total non-current assets		28,954,248	22,454,248
TOTAL ASSETS		$36,784,379	$26,034,252

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade and other payables	3	$112,660	$36,656
Accounts payable to a related party	5	27,500	712,500
Accounts payable to the parent company	5	75,866	193,431
Short-term loan	7	148,018	897,198
Total current liabilities		364,044	1,839,785

Members' equity:
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at June 30, 2023, and December 31, 2022	4,8	-	-
Preferred Units, no par, 60,000,000 authorized, 37,415,745 and 27,134,404 issued and outstanding, at June 30, 2023 and December 31, 2022, respectively	4,8	39,388,132	26,754,131
Warrants	5	22,000	-
Accumulated deficit		-2,989,797	-2,559,664
Total members' equity		36,420,335	24,194,467
TOTAL LIABILITIES AND MEMBER'S EQUITY		$36,784,379	$26,034,252

See the accompanying notes, which are an integral part of these financial statements, and independent accountants’ review report.

F-2

Slingshot USA, LLC Interim Statements of Operations
For the six months ended June 30, 2023 and June 30, 2022

	Note	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Revenue		$155,840	$-
Costs of net revenues		-	-
Gross profit		155,840	-

Operating expenses:
Advertising		148,018	262,631
Bank service charges		146	376
Insurance expense		10,164	-
Travel expenses		106,321	-
Professional fees		320,716	278,966
Total operating expenses		585,365	541,973
Loss from operations before taxation		-429,525	-541,973
Income tax provision		608	300
Net loss		$-430,133	$-542,273

See the accompanying notes, which are an integral part of these financial statements, and independent accountants’ review report.

F-3

Slingshot USA, LLC
Interim Statements of Changes in Members’ Equity
For the six months ended June 30, 2023, and December 31, 2022, and June 30, 2022 (unaudited)

	Common Units		Preferred Units		Warrants
	Number of Units	Amount	Number of Units	Amount	Number of Units	Amount		Accumulated Deficit	Total Members' Equity
Balance at December 31, 2021	50,400,000	$-	19,600,000	$19,600,000		$		$-1,075,313	$18,524,687
Preferred unit issuances:
Regulation CF - No par, $1 issue	-	-	5,219,736	5,219,736	-		-	-	5,219,736
Regulation D – No par, $1 issue	-	-	702,500	702,500	-		-	-	702,500
Offering costs	-	-	-	-506,496	-		-	-	-506,496
Net loss	-	-						-542,273	-542,273
Balance at June 30, 2022	50,400,000	$-	25,522,236	$25,015,740	-		$-	$-1,617,586	$23,398,154
Preferred unit issuances:
Regulation A+ - No par, $1,25 issue	-	-	902,168	1,127,709	-		-	-	1,127,709
Regulation D – No par, $1 issue	-	-	697,500	697,500					697,500
Offering costs	-	-	-	-99,318	-		-	-	-99,318
Stock-based compensation	-	-	12,500	12,500	-		-	-	12,500
Net loss	-	-	-	-	-		-	-942,078	-942,078
Balance at December 31, 2022	50,400,000	$-	27,134,404	$26,754,131	-		$-	$-2,559,664	$24,194,467
Preferred unit issuances:
Regulation A+ - No par, $1,25 issue	-	-	10,281,341	12,851,676	2,200,000		22,000	-	12,873,676
Offering costs	-	-		-217,675	-		-	-	-217,675
Net Loss	-	-	-	-	-		-	-430,133	-430,133
Balance at June 30, 2023	50,400,000	$-	37,415,745	$39,388,132	2,200,000		$22,000	$-2,989,797	$36,420,335

See the accompanying notes, which are an integral part of these financial statements, and independent accountants’ review report.

F-4

Slingshot USA, LLC
Interim Statements of Cash Flows
For the six months ended June 30, 2023, and June 30, 2022 (unaudited)

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Cash flows from operating activities
Net loss	$-430,133	$-542,273
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	544,160	1,000,000
(Increase)/decrease in prepaid expenses and other	10,164	-
Increase/(decrease) in trade and other payables	76,004	-86,062
Increase/(decrease) in payables to a related party	-685,000	-1,000,000
Increase/(decrease) in payables to parent company	-117,565	-131,071
Net cash used in operating activities	-602,370	-759,406

Cash flows from investing activities
Investments in productions	-6,500,000	-714,723
Net cash provided by (used in) investing activities	-6,500,000	-714,723

Cash flows from financing activities
Proceeds from issuance of preferred units, net of offering costs (including collection of subscription receivable)	8,164,038	5,415,740
Proceeds from short-term loan	148,018	-
Repayment of short-term loan	-897,198	-426,294

Net cash provided by financing activities	7,414,858	4,989,446

Net change in cash	312,488	3,515,317

Cash at beginning of period	2,345,593	11,215
Cash at end of period	$2,658,081	$3,526,532

Disclosure of non-cash investing and financing activities
Issuance of preferred units for subscription receivable from holding company	$4,991,963	-

See the accompanying notes, which are an integral part of these financial statements, and independent accountants’ review report.

F-5

Slingshot USA, LLC
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 30, 2022

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the “Company”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of DAVID. The objective is to make the movie as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text, which has been really helpful in understanding the context of DAVID's time and culture.

A demo was created of DAVID, which is not part of the movie but was created to showcase the quality of the film that can be expected. The Demo is used for advertising and proof of concept when raising funds for the movie's production.

The filmmaking process starts with an idea. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process, and finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Animation Studios ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, for the development and creation of DAVID. We have commissioned Sunrise to employ a small collaborative team responsible for preparing storylines and ideas for the initial stages of development. Through a system of creative development controls, the team ensures that ideas follow the best creative path within the desired budget and schedule parameters. The project's complexity, background environments, characters, and elements in a project create a very intricate and time-consuming process.

The development phase generally consists of a story and visual development. In the pre-production phase, the script and story are further developed and refined before most of the film crew commences work on the project. The following production phase can last up to two years and involves the most significant number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place, and we add essential elements such as sound effects and the music/score.

The Company's activities since inception have consisted of formation activities, research and development, raising capital, business development, developing, financing, producing, and marketing for principal operations.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with US generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires operational, production, and advertising funding, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for August 2025, and management estimates the total running cost to be $61 million, $15.5 million of which remains to be incurred as of June 30, 2023. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities.

F-6

Slingshot USA, LLC
NOTES TO INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

Although production costs can be delayed to ensure the Company will continue as a going concern (based on the Company’s cash resources available as of the date the financial statements were available to be issued), the Company plans to incur significant production costs from July 1, 2023, through September 30, 2024. Management believes the subscription agreement of $10.6 million, the Company’s existing cash and subscription receivable, additional funds available from Angel Studios (see Note 7), and other written commitments, provide sufficient resources to fund planned production costs through at least September 30, 2024. The Company intends to release the Young David series monthly from November 2023 to March 2024, which will generate revenue that can be utilized for DAVID production. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. No allowances for doubtful accounts were established as of June 30, 2023, and December 31, 2022.

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity on the balance sheet. The Company’s subscription receivable from the holding company of $4,991,962 as of June 30, 2023, was collected in cash on July 11, 2023, for $1,200,000, August 2, 2023 for $3,769,962 and August 23, 2023 for $22,000. The Company’s subscription receivable at December 31, 2022, of $500,000, was collected in cash on January 12, 2023.

Investments in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its “Ultimate Revenue” per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams’ historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

F-7

Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results.

Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the amortization percentage of capitalized production costs (and accrued participation and residual costs) recognized in that period.

Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated). The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

F-8

Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the six months ended June 30, 2023 and 2022.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

-	Cash

The Company's financial instruments exposed to credit risk concentrations consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of June 30, 2023, all of the Company’s cash and cash equivalents were deposited in a single financial institution, with most of the cash and cash equivalents exceeding the FDIC insurance limit.

-	Distribution and servicing arrangements

Angel Studios, Inc. has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:

-	From the first dollar earned, 9% will be paid to the Company's Torch Creation Fund, and Angel will hold 6% to cover the Operations & Development Fee ("O&D") cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor ("OCC") is reached (see below).
-	The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
-	After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.

F-9

Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

-	After that, the OCC will commence (and the O&D Fee and Torch Creation Fund will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
-	Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, except for revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue from the Angel App, plus an additional Bonus of approximately 10%. However, it may be higher or lower, subject to the performance of the content on the App.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $155,840 and $0 for the six months ended June 30, 2023 and 2022, respectively. All revenue for the six months ended June 30, 2023 relate to royalties due from Angel Studios. Revenue attributable to the Company’s projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award’s vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s preferred units.

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expenses if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company’s provision for income taxes, including the Company’s effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company’s judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequate for any uncertain income tax positions in our financial statements, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

F-10

Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

NOTE 4: MEMBERS’ EQUITY

The Company has issued two types of units, namely Common and Preferred. “Unit” means a portion of the Company’s Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

“Preferred Units” means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company’s acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to Preferred distributions as explained below, and (c) the Preferred Units only contain a certain right to information as required to be filed annually according to 17 CFR 227.202.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member’s Membership Interest.

In March 2022, the Company completed an equity offering through Regulation crowdfunding and raised gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price for this offering was $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the six months ended June 30, 2023. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company issued units to the nominal value of approximately $12,870,000 of which approximate proceeds of $4,900,000 was received after June 30, 2023.

For the active rounds as of June 30, 2023, and 2022, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested.

As of December 31, 2022, the total reward value owed for the units sold in the year was estimated at $20,360, and a liability was recorded in accrued expenses in the balance sheet as of June 30, 2023, and as a reduction to members’ equity for the period ended June 30, 2023, and December 31, 2022.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

			Units issued and outstanding
	Par value	Authorized	June 30, 2023	December 31, 2022
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	37,415,745	27,134,404

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

Upon creation of the Company, intangible assets were purchased from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

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Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

Acquisition of preferred units in Regulation A+

In accordance with Regulation A+ fundraising, The Company's holding company, Slingshot Productions Limited, invested $11,000,000, acquiring 8,800,000 Preferred Units. Additionally, The Company also issued 2,200,000 warrants to Slingshot Productions Limited, with an exercise price of $0.01 per warrant. These warrants were convertible into Preferred Units within six months of the issue date. Subsequent to June 30, 2023, Slingshot Productions Limited exercised these warrants, converting them into Preferred Units.

The amount payable to the parent company

An amount of $75,866 and $193,431 is due to the Company’s parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of June 30, 2023, and December 31, 2022, respectively.

Amount due to a related company

An amount of $0 and $700,000 are due to a related company, Miombo Enterprises (Pty) Ltd, as of June 30, 2023 and December 31, 2022, respectively. These amounts represent the net amount due for the production of the Young DAVID shorts, which are five 5-minute short animations that will be premiered from November 2023 to March 2024, before the release of the DAVID movie, and amounts prepaid for the production of the DAVID movie.

An amount of $27,500 and $12,500 is due at June 30, 2023, and December 31, 2022, respectively, to a Manager of the Company for services delivered during the six months of 2023 and the year of 2022.

The amounts are disclosed as follows on the balance sheet:

	June 30, 2023	December 31, 2022

Current accounts payable to the parent company	75,866	193,431
Current accounts payable to a related party	27,500	712,500

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company's parent company and, therefore, a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. Management believes the tax basis for the film cost and intangible assets acquired is $70,000,000.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units. The Company's net investment in production cost was $28,954,248 and $22,454,248 as of June 30, 2023, and December 31, 2022, respectively.

The Company will begin amortizing film costs once the production phase of the movie concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,
2024	$-
2025	25,253,669
2026	1,870,823
2027	784,326
2028	784,049

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Slingshot USA, LLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As of June 30, 2023, and December 31, 2022

NOTE 7: FINANCING ARRANGEMENTS

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable within twelve months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2022, the Company utilized $897,198 of the facility, which was fully repaid after December 31, 2022. At June 30, 2023, the Company utilized $148,018 of the facility. Unissued Preferred Units secure the loan.

NOTE 8: SUBSEQUENT EVENTS

Management evaluated subsequent events through September 29, 2023, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through December 31, 2023. To date, $16,202,070 has been received through Reg A+, updated live at www.thedavidmovie.com.

As Note 5 of the Interim Financial Statements discloses, Slingshot Productions Limited exercised 2,200,000 Warrants into Preferred Units at an exercise price of $0.01 per Warrant after June 30, 2023.

F-13